

VIA FACSIMILE AND U.S. MAIL

May 21, 2009

Laurence A. Tosi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

　　　　　RE:　The Blackstone Group L.P.
　　　　　　　　Form 10-K for Fiscal Year Ended December 31, 2008
　　　　　　　　Form 10-Q for Fiscal Quarter Ended March 31, 2009
　　　　　　　　File No. 1-33551

Dear Mr. Tosi:

　　　　We have reviewed your response letter dated May 6, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57</u>

<u>Key Financial Measures and Indicators, page 61</u>

2. Please revise your description of Fund Management Fees to more fully explain the manner in which base management fees are generated. For example, it is unclear if these fees are earned based on a percentage of assets under management, a fixed charge depending on the size of the fund, or some other method.

<u>Critical Accounting Policies, page 83</u>

<u>Performance Fees and Allocations, page 84</u>

3. We note your response to comment three from our letter dated April 22, 2009. Please revise your future filings to more clearly explain how fluctuations in your Performance Fee and Allocation revenue impact your Statement of Financial Condition. For example, you recognized negative Performance Fee and Allocation revenue of $1.2 billion during the year ended December 31, 2008. The majority of this reduction appears to have impacted your Performance Fees and Allocations Investment shown on page 115 which decreased significantly from $1.1 billion at December 31, 2007 to $147 million at December 31, 2008. It is unclear if the remainder of the negative Performance Fee and Allocation revenue was the result of the $260 million contingent repayment guarantee accrual classified as a component of Due to Affiliates on page 135. Please clarify in your response and in future filings.

4. As a related matter, please tell us and revise your future filings to clarify how you determine the amount of contingent repayment guarantee to record as a liability as of each period presented.

<u>Goodwill and Identifiable Intangible Assets, page 87</u>

5. We have read your response to comment four from our letter dated April 22, 2009. You indicate that you perform a sensitivity analysis using various discount rates and based on this sensitivity analysis, you determine the most appropriate discount rate to utilize in your discounted cash flow analysis, based on current market parameters. It appears that your use of a sensitivity analysis to select a discount rate for your discounted cash flow methodology is not consistent with the approaches for estimating fair value as described in paragraph 40 of Statement of Financial Accounting Concepts No. 7. Please also tell us how you considered the guidance in paragraphs 39-54 of Statement of Financial Accounting Concepts No. 7 in determining your discounted cash flow methodology for testing the impairment of goodwill.

FORM 10-Q FOR THE FISCAL PERIOD ENDED MARCH 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Segment Analysis, page 43

6. We note your response to comment two from our letter dated April 22, 2009 and the revisions you made to your MD&A for the quarter ended March 31, 2009 in response to our comment. You disclose on page 44 that the 3% net depreciation in your Corporate Private Equity segment's underlying portfolio investments for the first quarter of 2009 was the result of declines in telecommunications, hospitality and food service investments partially offset by increases in energy investments and non-cyclicals. To the extent that you experienced multi-directional fluctuations in the value of your underlying portfolio investments, please revise to quantify the extent to which each component contributed to the overall fluctuation. For example, your disclosure should quantify the percentage of depreciation in telecommunications investments separate from the percentage of appreciation experienced in your energy investments.

7. Your segment disclosures tend to describe fluctuations in performance fee and allocation revenue in conjunction with fluctuations in investment income (loss) and other. While the broad reasons for fluctuations in each of these line items may be similar, the impact to each line item seems disproportionate for most segments. Therefore, we believe it would be more helpful to investors to explain the factors affecting fluctuations in performance fee and allocation revenue separate from fluctuations in investment income (loss) and other. Please revise your future filings accordingly.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief